September 21, 2017

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated September 5, 2017

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 10-Q for the period ended June 30, 2017

Filed August 8, 2017

File No. 1-34145

Dear Ms. Rocha:

This letter responds to your letter to Primoris Services Corporation (“we”, “us”, or the “Company”), dated September 5, 2017. For your convenience, your comments are shown below in italics, followed by our response to each comment. Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings as given to them in our filings.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis, page 32

1.              We note that the $37.3 million charge recorded related to certain Belton area projects during the third quarter of 2016 represented approximately 19% of your gross profit and 65% of your operating income for the year ended December 31, 2016. In this regard, please expand your disclosures to provide a comprehensive discussion and analysis of the specific facts and circumstances that caused the project charges for each of the Belton area projects and any other material information that will provide investors with additional insight about whether there remains a risk of additional charges. Please ensure that your disclosures include the following:

•                  Please disclose the components of the project charges of $37.3 million. For example, please specify the amounts related to changes in total contract estimates and/or unsuccessful claims;

•                  Please disclose whether these contracts are now in a loss position and if so, quantify such loss;

•                  Identify the specific facts and circumstances, including the related timing, that caused the increase in costs;

•                  Identify the stage of completion of each of the projects;

•                  Disclose the amount of revenues recognized for these projects in each period and, if material, discuss the impact of these revenues on your gross margins; and

•                  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred,  please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50.

Please also refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Management’s Response

From 2010 to 2012, the Company was awarded five unit-price construction contracts by the Texas Department of Transportation (“TxDOT”) to perform work with a total contract value of approximately $700 million along the I-35 corridor between Austin and Waco, Texas (the “Belton projects”). The awards were made as a result of a public bidding process, and the Company’s winning bids were not significantly below its competitors’ bids. For unit price contracts, the Company is responsible for the cost of each unit while the customer is responsible for the quantity (or units) needed to complete the job. Each of the five contracts included more than 1,500 specific performance line items. Monthly, TxDOT inspectors determine the quantities that can be billed for each performance line item. In addition, the contracts did not allow for negotiation and settlement of claims until completion of the work. At the time the contracts were awarded, the plan was to complete four of the jobs before the end of 2015, with the remaining job completing by mid-2017.

Contracts for the jobs were awarded over a period of more than a year; therefore, the jobs do not meet the ASC 605-35-25 requirements for combining contracts, and the jobs have not been combined for accounting purposes. However, the Company believes that combining the jobs for disclosure and investor discussions is appropriate as the jobs have been managed and administered by a single management team from the Company’s Belton, Texas office, the jobs are for a single client at locations in the same general vicinity and the conditions that could impact job performance, such as adverse weather, labor shortages or fuel cost increases, affect all of the jobs in a similar manner. In its disclosure and its earnings calls, the Company has referred to the five jobs collectively as “Belton area” jobs.

From the start of the work, the jobs have experienced various delays due to weather, labor shortages, cost increases, and owner delays in moving utilities. For example, in its September 2015 Form 10-Q, the Company stated that compared to 2014, gross profit for the heavy civil division decreased by $15.9 million for the nine months ending September 30, 2015, from delays caused primarily as a result of inclement weather at the TxDOT Belton area projects.

As stated in the Management Discussion and Analysis section of the June 30, 2016 Form 10-Q, the Company recorded a charge of $12 million in the second quarter for two of the Belton area jobs. The charge consisted of both cost adjustments and a reduction in the realization of expected claim recovery. At June 30, 2016, the total recorded claims for the Belton jobs was less than $1 million. In July 2016, the vice president responsible for the Belton area projects announced that he was retiring from the Company for family reasons, and he left in early August 2016. As a result of various factors, including the recurring losses on the jobs, the extended timelines, multiple claims issues, the departure of the business unit vice president, and political pressures in the Belton area, the Company took a more thorough review of the estimate for the Belton projects for the third quarter of 2016 close process.

The review determined that while the June 2016 estimates for each of the jobs were reasonable at the time they were made, continuing delays and construction challenges associated with TxDOT requests would extend the substantial completion of the two southern-end jobs by at least two months into the fourth quarter. The June 2016 cost estimates for the other three jobs were based on achieving the benefits of moving the more experienced management and workers from the completed southern-end jobs; however, the delayed completion of the jobs significantly reduced the benefits that had been assumed and would cause delays in completing the jobs. In addition, during the third quarter of 2016, various material costs were increasing and the Company incorporated these changes in the projects’ estimated costs. Some of the major increases included backfill material, trucking and labor costs, rebar costs required in future paving, and additional costs resulting from the bankruptcy of a trucking contractor.

As a result of the significant change in estimated costs, the recorded losses, and the lack of experienced senior management upon the retirement of the Belton vice president, the Company announced in October 2016 its decision to explore the divesture of the Texas heavy civil division, including the Belton area jobs, while continuing to operate the division. As discussed later in this document, if an acceptable offer from a buyer was not obtained, the Company would continue to operate and retain the business unit. In completing the September 30, 2016 estimates for the Belton area jobs the costs assumptions were changed to reflect the probability that the Company, or a new owner, would not benefit from any improvements in efficiencies from experienced management or workers on any of the jobs. These increases in cost estimates caused the two jobs at the northern-end of the Belton area projects to change to a loss position.

Because the Company realized the opportunity for the future recovery of claims, the Company also engaged an outside legal firm to refine the claims process for the Belton projects. The claim process for these TxDOT projects requires that all claims can only be processed at the completion of the contract. The standards for realization of the claim require significant documentation and justifications for the claims. Such claims could result in future gross margin, which cannot be recorded until resolved. There is significant uncertainty as to the amount that will ultimately be collected and disclosing a range of settlements is not possible. With the assistance of the claims attorney and claims consultants, the Company identified the initial impact of owner-caused delays and compensable weather events on the revised cost estimates. Using written estimates from the outside counsel, the Company determined that it had satisfied the four requirements of ASC 605-35-25-31 and recorded a claim amount of $12.2 million for the Belton area jobs, which represents the probable amount of additional contract revenue.

The impact of the changes in estimates made at September 30, 2016, caused the Company to record a third quarter loss of $37.3 million. The determination of the components of the loss is as follows:

1.              An increase of total estimated contract revenue of $12.2 million for the probable claim revenue

2.              An increase in estimated costs at completion of $49.1 million, caused by the changes s discussed above. The cost increases were made up of:

•                  Additional labor costs of $25.1 million

•                  Increase in materials and trucking costs of $14.5 million

•                  Increase in equipment costs of $9.5 million

3.              Resulting in a reduction of estimated margin of $36.9 million

4.              The actual job costs incurred during the third quarter were $39.3 million

5.              Resulting in calculated revenue of $12.5 million

6.              At the end of the quarter, the remaining unrecognized revenue for the Belton projects was $277.6 million, and

7.              An accrued loss liability of $13.9 million was needed to recognize the impact of losses as future revenue was earned

8.              The accrued loss provision increased from $3.4 million to $13.9 million for a change of $10.5 million during the quarter

The sum of revenue earned (#5) less cost incurred (#4) less the change in the loss provision amount (#8) resulted in the third quarter loss of $37.3 million.

At December 31, 2015, two of the jobs were in a loss position. The jobs were approximately 80% completed, based on the estimates at that time. Estimated remaining revenue was $39.2 million with an accrued loss position of $4.2 million. Job completion was expected in 2017. Revenue in 2015 for the jobs was $29.3 million.

At December 31, 2016, four of the jobs were in a loss position. The two southern-end jobs were approximately 98% completed, the other two loss positon jobs were approximately 60% completed with completion expected in 2018. Total estimated remaining revenue for the Belton area projects was $246.4 million with $105.0 million remaining for jobs in a loss position. Total revenue for the loss position jobs in 2016 was $66.7 million. At December 31, 2016, the accrued loss provision was $11.3 million.

Based on the historical revenue levels and gross profit as a percent of revenue for the East segment, and especially the historical financial results of the heavy civil division, the Company does not believe that revenue, gross profit or gross profit as a percentage of revenue in future periods would be significantly impacted as the revenue (at zero margin) is recognized from the loss position jobs. That is, at both December 31, 2016 and 2015, the revenue remaining to be recognized for the loss position jobs until completion, approximately six quarters for both years, would not significantly impact profitability trends and expectations for the heavy civil business.

The Company has used the provisions of ASC Topic 605 to estimate the expected contract revenue and estimated total contract cost on a regular basis. In accordance with the percentage of completion (cost to cost) methodology, the Company has recognized revenue for each job. ASC 605-35-25-85 notes that changes in total contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under a contract, and as experience is gained. ASC 605-35-25-86 identifies these changes as changes in accounting estimates as defined in Topic 250. As these revisions in estimates for contract revenue and contract costs are changes in accounting estimates, they would not be expected to create a loss contingency as that concept is addressed in  ASC Topic 450.

In addition, Note 16 (“Planned Divestiture of Texas Heavy Civil Business Unit”) of the audited financials included in the 2016 Form 10-K stated that there could be no assurance that the Company would complete the divestiture nor the impact of a divestiture on the results of operations or cash flows. In the event an acceptable offer from a buyer was not obtained, the Company planned to continue the operation of the business and there were no plans to abandon the business. Any future changes in the project costs, claims, or other events would be accounted for as required by ASC Topic 605. Consequently, a loss contingency was not appropriate at the time of the decision to explore the divestiture, nor when the Company chose to terminate the sale process.

The Company recognizes the Staff’s request for expanded disclosure about material information regarding the risk of additional charges for projects that have suffered significant deterioration in expected job performance. The Company intends to expand its disclosure in future periods to include additional information about loss projects (e.g. the Belton jobs) that have the potential to materially affect future revenue, gross profit or gross profit as a percentage of revenues. Below we have enhanced the June 30, 2017 disclosures to reflect your comment and these changes will be incorporated into our disclosures in the Form 10-Q for September 30, 2017 and all future filings.

Civil Segment

Revenue increased by $9.5 million, or 8.2%, for the three months ended June 30, 2017, compared to the same period in 2016. Revenue at Primoris I&M increased by $6.5 million primarily as a result of a $13.9 million increase from a methanol plant project in Louisiana, offset by lower revenue at a large petrochemical project in south Louisiana and decreases in maintenance projects in Florida. Primoris Heavy Civil revenue increased by $9.3 million as increases of $20.0 million from TX DOT and $3.4 million from Arkansas DOT projects were partially offset by decreases of $11.0 million from LA DOT projects and a reduction in airport work as newly awarded airport work has yet to begin. Revenue at the Belton area projects was $42.3 million for the second quarter, representing 34% of total Heavy Civil revenue.

Revenue increased by $5.6 million, or 2.3%, for the six months ended June 30, 2017, compared to the same period in 2016 Revenue at Primoris I&M increased by $3.9 million primarily as a result of a $24.8 million increase related to a methanol plant project in Louisiana, partially offset by lower revenue at a large petrochemical project in south Louisiana and decreases in Florida mine work. Primoris Heavy Civil revenue increased by $1.7 million primarily due to increases of $20.1 million from TX DOT and $8.0 million from Arkansas DOT projects, partially offset by decreases of $18.8 million from LA DOT projects. Revenue at the Belton area projects was $79.7 million for the first six month of the year, representing 31% of total Heavy Civil revenue.

Gross profit decreased by $5.2 million for the three months ended June 30, 2017, compared to the same period in 2016. The gross profit decrease was primarily a result of productivity issues on AR DOT and LA DOT projects, partially offset by lower write downs on TX DOT projects. Heavy Civil included $36.5 million of revenue for which no margin was recognized, of which $23.3 million was from the Belton area projects.

Gross profit decreased by $12.9 million for the six months ended June 30, 2017, compared to the same period in 2016. The gross profit decrease was primarily a result of productivity issues on AR DOT and LA DOT projects, partially offset by lower write downs on TX DOT projects. Heavy Civil included $60.6 million of revenue for which no margin was recognized, of which $41.7 million was from the Belton area projects.

Gross profit as a percent of revenue decreased to (4.3%) and (0.9%) during the three and six months months ended June 3,2017, respectively, from (0.1%) and 4.3% in the same periods in 2016 for the reasons noted above.

The Belton area projects contributed $(0.4) million gross profit during the six-month period ended June 30, 2017. At June 30, 2017, the accrued loss provision for the Belton area projects was $6.8 million and estimated remaining revenue for the jobs in a loss position was $65.7 million. Completion of the jobs is scheduled for the latter half of 2018.

Note 16 — Planned Divestiture of Texas Heavy Civil Business Unit, page F-30:

2.              In regards to the $37.3 million charge recorded during the third quarter of 2016 for certain Belton area projects, please help us understand how this charge is reflected in your table showing the net impact of change in estimates on page F-15. In addition, please tell us the amount of reserves for anticipated job losses recorded related to these projects. In this regard, we note based on your disclosures on page 37 that the provision for estimated losses on uncompleted contracts was $12.8 million at December 31, 2016 and had only increased by $5.5 million from December 31, 2015.

Management’s Response

The accrued loss provision for the Belton projects increased by $7.2 million at December 31, 2016 to

$11.3 million from $4.1 million at December 31, 2015.

In the Company’s Form 10-K, Note 2 to the Consolidated Financial Statements includes a section titled Significant revision in contract estimates that starts at the bottom of page F-14 and continues on the top of page F-15. This section discusses significant revisions in contract estimates. The table on page F-15 reflects the estimated changes made in the current year and the impact it would have made in the prior year had we known the current facts during the prior year.

The Company believes that excluding the impact of the one-time litigation settlement and the one-time planned divestiture of the Heavy Civil business unit, the table on page F-15 presents a better measurement of changes in its on-going operations.

The first explanatory paragraph below the table on page F-15 describes the exclusion of the customer receivable settlement; however, the Company inadvertently omitted a reference to Note 16 of the Consolidated Financial Statements. The omitted reference would have stated that the accrued loss provision changes for the Heavy Civil business unit were also excluded. The Company intends to correct the omission in the filing of its 2017 Form 10-K.

3.              In April 2017, the Board of Directors determined that based on the information available the best long-term value would be attained by withdrawing from the sales process and continuing to operate the business unit. In your earnings call held on May 9, 2017, it was indicated that “the early indications of interest we received for the division did not properly value the business.” We note that in the third quarter of 2016, you recorded a goodwill impairment charge of $2.7 million as the planned the planned divestiture triggered an analysis of the goodwill pursuant to ASC 350. Please tell us what consideration you gave as to whether you needed to perform an additional impairment analysis related to the goodwill and long-lived assets of this business unit in light of not receiving interest which properly valued the business.

Management’s Response

The Company received two serious indications of interest for the purchase of the Texas Heavy Civil business. In reviewing these indications, the Company determined that the offers were only for the net book value of the assets being sold, required the Company to recognize all potential future losses associated with the Belton projects, and limited the potential recovery available to the Company from any settlement of future claims. The Company believes these indication did not value the business as a going concern with long-term value, which was contrary to the expectations of the Company. As noted in the November 9, 2016 Earnings Call, the Company stated, “this is not a fire sale.” At the time of the planned divestiture, the Company wrote the jobs down to their fair value based on the continued operation of the business. The Company also valued the goodwill for the business and recorded an impairment loss as if the Company were to continue to operate the business, which was based on one of the triggers for a review as outlined in ASC Topic 350-20-35-3C. The later decision to not accept the proposed offers and to continue operation of the projects was already a part of the original impairment consideration and, under ASC Topic 350, no additional analysis was indicated

Furthermore, at the end of the first and second quarters of 2017, the Company developed revised estimates for the Belton area projects, which resulted in no significant changes from the December 31, 2016 estimates. In addition, as discussed on our May 9, 2017 earnings call, the Company has made management changes, has shifted the primary focus of Texas heavy civil work away from Texas DOT toward airport and other port type work, and has become more selective about which heavy civil jobs to pursue. The Company believes that these changes will improve the business unit margins.

Based on these updated performance and planned changes to the business, the Company believed that none of the impairment indicators outlined in ASC 350-20-35-3 and ASC 360-10-35-21 existed in the six-month period ended June 30, 2017, and no additional impairment testing was necessary.

Form 10-Q for the Period Ended June 30, 2017

Note 18 — Reportable Segments, page 24

4.              We note that the segment changes made during the first quarter of 2017 reflect the focus of your CODM on the range of services you provide to your end user markets. Your CODM regularly reviews the operating and financial performance of your business units based on these segments. Your disclosures indicate that your CODM may be reviewing the operating and financial performance of each of your business units. In this regard, it is not clear what your operating segments are, including if they represent your business units, and correspondingly how you determined your reportable segments pursuant to ASC 280. In addition, we note your refer to various divisions in your segments’ results of operations discussion. Please advise. Please also further clarify in your disclosures how you determined your reportable segments, including if operating segments have been aggregated. Refer to ASC 280-10-50-21.

Management’s Response

In the first quarter of 2017, the Company realigned its reportable segments in connection with a realignment of the Company’s internal organization and management structure. This realignment was made after a review by the Company’s Chief Operating Officer, who was hired in April 2016, and is considered the Company’s CODM as noted in ASC 280-10-50-5. The Company determined the primary drivers of operating results, new business development efforts, and allocation of resources were the end-user markets, which supported four operating segments: Power, Pipeline, Utilities, and Civil, which are also the Company’s reportable segments.

Our CODM regularly reviews the operating results to make decisions about the allocation of resources and to assess performance based on these segments. As part of the segment realignment, the CODM assigned segment managers, noted within ASC 280-10-50-7, for each operating segment who are directly accountable to him and who maintain regular contact with him to discuss operating activities, financial results, forecasts, or plans for the operating segment. In addition, the CODM changed the reporting structure for the business unit managers, who now report directly to one of the four segment executives.

The aggregation criteria of ASC 280-10-50-11 was used to determine the aggregation of the Company’s more than 20 business units. Many of these units are necessary to maintain separation of union and merit based operations or for licensing or marketing reasons. The Company evaluated the business units and using the aggregation criteria, fit each business unit into an appropriate operating segment. For example, the services provided to the California gas utilities business unit is not significantly different than the services provided to the gas utilities business unit located in the central part of the United States. In addition, the underground pipeline construction provided by the union labor business unit Rockford is similar to the services provided by the merit based Primoris Pipeline business unit.

The following table was included in the Company’s Form 10-Q for the first quarter of 2017, and a similar table showing the primary business units of the Company and the reporting segment that incorporates the business unit results has been included in the Company’s public filings.

Business Unit	Reportable Segment	Prior Reportable Segment
ARB Industrial (a division of ARB, Inc.)	Power	West
ARB Structures	Power	West
Primoris Power (formerly PES Saxon division)	Power	Energy
Primoris Renewable Energy (a division of Primoris Aevenia, Inc.)	Power	Energy
Primoris Industrial Constructors (formerly PES Industrial Division)	Power	Energy
Primoris Fabrication (a division of PES)	Power	Energy
Primoris Mechanical Contractors (a combination of a division of PES and Cardinal Contractors)	Power	Energy
OnQuest	Power	Energy
OnQuest Canada	Power	Energy
Primoris Design and Construction (“PD&C”); created 2017	Power	NA
Rockford Corporation (“Rockford”)	Pipeline	West
Vadnais Trenchless Services (“Vadnais Trenchless”)	Pipeline	West
Primoris Field Services (a division of PES Primoris Pipeline)	Pipeline	Energy
Primoris Pipeline (a division of PES Primoris Pipeline)	Pipeline	Energy
Primoris Coastal Field Services; created 2017	Pipeline	NA
ARB Underground (a division of ARB, Inc.)	Utilities	West
Q3 Contracting (“Q3C”)	Utilities	West
Primoris AV	Utilities	Energy
Primoris Distribution Services; created 2017	Utilities	NA
Primoris Heavy Civil (formerly JCG Heavy Civil Division)	Civil	East
Primoris I&M (formerly JCG Infrastructure & Maintenance Division)	Civil	East
BW Primoris	Civil	East

The Company believes that providing the information at the new reportable segment level, augmented by business unit information where meaningful, gives investors the ability to better understand the results of operations and trends. Additionally, the Company will no longer refer to a business unit as a division, which has been a legacy reference to a business unit or a subsidiary.

In future filings, we will modify our Reportable Segments Footnote disclosure to clarify how we determined our reportable segments as follows:

Through the end of the year 2016, the Company segregated its business into three reportable segments: the Energy segment, the East Construction Services segment and the West Construction Services segment. In the first quarter 2017, the Company changed its reportable segments in connection with a realignment of the Company’s internal organization and management structure.

The segment changes during the quarter reflect the focus of our CODM on the range of services we provide to our end user markets. Our CODM regularly reviews the operating and financial performance based on these segments.

The current reportable segments include the Power segment, the Pipeline segment, the Utilities segment, and the Civil segment. Segment information for prior periods have been restated to conform to the new segment presentation.

Driving the new end-user focused segments are differences in the nature of the services provided; the type or class of customer using the segment’s services; the method used by the segment to provide the services; and the regulatory environment of its customers

Each of the Company’s reportable segments are comprised of similar business units that specialize in services unique to the segment. The reportable segments are managed separately because each serves different types of customers, use different methods to obtain services, and the nature of the regulatory environment are different for each reportable segment.

The classification of revenues and gross profit for segment reporting purposes can at times require judgment on the part of management. Our segments may perform services across industries or perform joint services for customers in multiple industries. To determine reportable segment gross profit, certain allocations, including allocations of shared and indirect costs, such as facility costs, equipment costs and indirect operating expenses were made.

The following is a brief description of the reportable segments:

The Power segment operates throughout the United States and specializes in a range of services that include full EPC project delivery, turnkey construction, retrofits, upgrades, repairs, outages, and maintenance for entities in the petroleum, petrochemical, water, and other industries.

The Pipeline segment operates throughout the United States and specializes in a range of services, including pipeline construction, pipeline maintenance, pipeline facility work, compressor stations, pump stations, metering facilities, and other pipeline related services for entities in the petroleum and petrochemical industries.

The Utilities segment operates primarily in California and the Midwest and Southeast regions of the United States and specializes in a range of services, including utility line installation and maintenance, gas and electric distribution, streetlight construction, substation work, and fiber optic cable installation.

The Civil segment operates primarily in the Southeastern and Gulf Coast regions of the United States and specializes in highway and bridge construction, airport runway and taxiway construction, demolition, heavy earthwork, soil stabilization, mass excavation, and drainage projects.

************

General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter. Please contact me at (214) 740-5602 if you have any further questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director